Putnam High Income Convertible and Bond Fund

Notes to financial statements
August 31, 2001


Results of June 14, 2001 shareholder meeting
(Unaudited)



	An annual meeting of shareholders of the fund was held on June 14, 2001. At the meeting, each of the nominees for Trustees was elected, as follows:

						 Votes
				   Votes for	withheld
	Jameson Adkins Baxter 	12,330,795		261,762
	John A. Hill	12,330,795		261,762
	Ronald J. Jackson	12,330,795		261,762
	Paul L. Joskow	12,236,524		266,033
	Elizabeth T. Kennan	12,324,585		267,972
	Lawrence J. Lasser	12,231,045		261,512
	John H. Mullin, III	12,325,994		266,563
	Robert E. Patterson	12,330,795		261,762
	George Putnam, III	12,331,045		261,512
	A.J.C. Smith	12,325,352		267,205
	W. Thomas Stephens	12,327,467		265,090
	W. Nicholas Thorndike	12,321,669		270,888



	All tabulations are rounded to nearest whole number.